UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2003

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from              to

Commission file number 001-31240

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

NEWMONT RETIREMENT SAVINGS PLAN (NON-UNION)

(Title of Plan)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NEWMONT MINING CORPORATION

(Issuer of Securities)

1700 Lincoln Street

Denver, Colorado 80203

(Principal Executive Office)

Newmont

Retirement Savings Plan (Non-Union)

Financial Statements as of December 31, 2003 and 2002 and for the year ended December 31, 2003 and Supplemental Schedule as of December 31, 2003.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Newmont Retirement Savings Plan (Non-Union)

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of Newmont Retirement Savings Plan (non-Union) (the “Plan”) at December 31, 2003, and December 31, 2002, and the changes in net assets available for plan benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Denver, Colorado

June 25, 2004

Newmont

Retirement Savings Plan (Non-Union)

Statements of Net Assets Available for Plan Benefits

	As of December 31,
	2003	2002
Assets

Cash and cash equivalents	$—	$85,224
Investments, at fair value	192,531,374	143,204,369
Loans to participants	7,460,939	7,275,367

Net assets available for plan benefits	$199,992,313	$150,564,960

The accompanying notes are an integral part of these financial statements.

Newmont

Retirement Savings Plan (Non-Union)

Statement of Changes in Net Assets Available for Plan Benefits

Year Ended December 31, 2003
Additions:
Additions to net assets attributed to:
Investment income:
Dividend income, common stock	$175,701
Dividend income, registered investment companies	2,128,346
Interest income, participant loans	511,404
Net appreciation in the fair value of investments (Notes 2 and 3)	38,431,447
Other additions	4,614

Net investment gain	41,251,512

Contributions:
Employer, net of forfeitures applied (Note 1)	8,074,155
Participant	11,801,269
Rollover	587,516

Total contributions	20,462,940

Transfers	3,126

Total additions	61,717,578

Deductions:
Deductions from net assets attributed to:
Payment of benefits	(12,273,695)
Administrative and other expenses	(16,530)

Total deductions	(12,290,225)

Increase in net assets	49,427,353

Net assets available for plan benefits at beginning of year	150,564,960

Net assets available for plan benefits at end of year	$199,992,313

The accompanying notes are an integral part of these financial statements.

1.	Description of the Plan

The following description of the Newmont Retirement Savings Plan (Non-Union) (the “Plan”) (formerly known as Newmont Gold Company Retirement Savings Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

The Plan was established effective July 1, 1974 by Newmont Mining Corporation (the “Company”) to qualify as a defined contribution, profit sharing plan under Section 401(k) of the Internal Revenue Code, for the benefit of eligible employees of the Company. Effective January 1, 1998, the Plan was amended and restated. The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Benefits under the plan are not subject to guarantee by the Pension Benefit Guaranty Corporation.

Plan Merger

On February 16, 2002, the Company acquired Franco-Nevada Mining Corporation Limited, now known as Newmont Mining Corporation of Canada Limited, pursuant to a Plan of Arrangement under the Canadian Business Corporation Act. As part of that acquisition, the Company acquired Franco-Nevada Mining Corporation Inc., a Nevada corporation; now know as Newmont Capital Limited, a indirect wholly-owned subsidiary of the Company. Participants in the Franco-Nevada Mining Corporation Inc. 401K Retirement Plan (“Franco-Nevada Plan”) became eligible to participate in the Plan on December 31, 2002, and the related net assets of $85,224 merged into the Plan effective December 31, 2002.

Effective February 15, 2002, the Company acquired control of Normandy Mining Limited (“Normandy”) through a tender offer. In April 2002, the Company exercised its legal rights of compulsory acquisition and Normandy became a wholly-owned subsidiary of the Company. Participants in the Normandy Midas Operations Inc. (a wholly-owned subsidiary of Normandy) Employees Savings Trust (“Normandy Midas Plan”) became eligible to participate in the Plan effective July 1, 2002. Normandy Midas Plan participants who were participants on February 15, 2002 were fully vested in their company matching contributions accounts as of July 1, 2002. All future Company matching contributions made on or after July 2, 2002 are subject to the vesting provisions of the Plan. The Normandy Midas Plan’s related net assets of $458,178 merged into the Plan effective August 28, 2002.

Administration

Trustee, record keeping and investment management services are performed by the Vanguard Group, Inc. (“Trustee”).

The Plan is administered by the Administration Committee (the “Committee”), which consists of not less than three nor more than five members appointed by the Company’s Board of Directors. The Committee evaluates the performance of the Trustee, may retain independent advisors and consultants, and selects the investment fund options offered under the Plan. Further, the Committee is responsible for executing the provisions of the Plan and for managing the Plan’s activities.

Eligibility and Contributions

Full-time employees are eligible to participate in the Plan after performing one hour of service. Part-time employees are eligible to participate in the Plan after one year of service in which they complete 1,000 hours of service as defined by the Plan document. Participants may elect to contribute to the Plan, on a pre-tax or after-tax basis or combination thereof, from 1% to 100% of the Plan eligible compensation to a maximum of $12,000 on a pre-tax basis for the 2003 Plan year.

The Company’s matching contribution for each eligible active participant, is limited to 6% of his or her compensation. Participant’s contributions are matched by the Company in Company common stock. The number of Company shares contributed is based on the market price at the date of contribution. Total matching contributions are limited to $12,000 per participant for 2003.

All employees who are eligible to make elective deferrals under this Plan and who have attained age 50 before the close of the Plan year are eligible to make catch-up contributions beyond the pre-tax limit to “catch-up” retirement savings. The limit for catch-up contributions in the Plan for 2003 was $2,000.

In addition, the maximum contributions and other additions (including all other plans sponsored by the Company) for the plan year of a participant under the Plan may not exceed the lesser of $40,000 or 100% of the eligible compensation paid to the participant by the Company in such plan year. Annual additions are defined as the participant’s contributions, the Company’s matching contributions and retirement contributions.

Hourly non-union employees received an additional retirement Company contribution equal to 2% for periods prior to June 2, 2003; thereafter, the retirement Company contribution is equal to 4.5% to the participant’s Retirement Contribution Account. Retirement contributions are subject to and included with the contribution limit, as described above. Retirement contributions are participant directed.

The Plan also allows rollover contributions of part or all of an “eligible rollover distribution” received by a participant from a qualified plan of a previous employer.

Vesting

Participants are fully vested in their contributions, and are vested in employer matching contributions 20% after one year of service, 40% after two years of service, 60% after three years of service and 100% after four years of service. An hourly non-union participant whose employment commencement date was on or after January 1, 1998, has a vested and nonforfeitable interest in their retirement contribution account upon completion of five years of service. Additionally, participants become fully vested in Company contributions upon death, disability or retirement.

Employees who were participating under the Normandy Midas Plan are fully vested in Company matching contributions as of July 1, 2002, and all subsequent Company matching contributions are subject to the vesting provisions of the Plan with previous service credit carrying forward from previous plan participation.

For employees who were participants under the Franco-Nevada Plan, all subsequent Company matching contributions are subject to the vesting provisions of the Plan with previous service credit carrying forward from previous plan participation.

Non-vested balances of employees who terminate are forfeited and shall be used to reduce subsequent Company contributions to the Plan.

Participant Accounts

Separate accounts are maintained for each participant and are credited with the participant’s contributions, the Company’s contributions and rollover contributions, if any, including the allocations of earnings and losses to these accounts calculated daily based on participant account balances. Participants direct their investments by electing the percentages of their accounts and contributions to be allocated between investment fund alternatives. Participants may make unlimited changes in their future investment allocations or make transfers of existing balances between investment fund alternatives.

Payment of Benefits and Withdrawals

At the time of a participant’s retirement, death or disability, the vested balances in all of his or her accounts will be paid in a lump sum. Upon termination of employment for reasons other than retirement, death or disability, participants are entitled to receive a lump sum payment for the value of the nonforfeitable portion of their account. Such lump sum payments may result in adverse tax consequences for the participant. Participants may also choose to leave their account in the Plan or roll it over into an IRA rollover account or another qualified benefit plan. Participants with vested account balances less than $5,000 are required to roll their account balances into an IRA rollover account or another qualified benefit plan or receive a lump sum distribution. Participants with account balances of $5,000 or more may choose to leave their account balances in the Plan.

Loans

Loans may be made to participants from their individual plan account, with a minimum loan amount of $1,000 and a maximum amount equal to the lesser of 50% of such participant’s vested balance or $50,000. The interest rate on such loans is determined by the Trustee based on commercial lending rates at the date of the loan, and is fixed over the term of the loan. The repayment period may be up to five years for a general loan, or up to 15 years for the purchase of a principal residence.

Plan Termination

Although the Company expects to continue the Plan indefinitely, the Company has the right under the Plan document to discontinue its contributions at any time and to terminate the Plan (“full termination”) subject to the provisions of ERISA. In the event of full termination, termination with respect to a group or class of participants (“partial termination”) or a partial discontinuance of contributions, the unvested portion of Company contributions for participants subject to such full termination, partial termination or partial discontinuance will become fully vested and nonforfeitable.

2.	Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America on the accrual basis of accounting.

Valuation of Investments

All of the Plan’s investments are maintained in mutual funds and Company stock, which are valued using quoted market prices from the respective securities’ principal active exchange.

The net appreciation in the fair value of investments for the period is included in the determination of net investment gain as reflected in the Statement of Changes in Net Assets Available for Plan Benefits.

Trades are recorded on the trade date. Interest is accrued when earned and dividends are accrued when declared.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Committee to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in a combination of mutual funds and Company stock. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.

Payment of Benefits

Payments of benefits are recorded on the accrual basis of accounting.

Plan Expenses

The Company pays administrative expenses on behalf of the Plan through the use of forfeitures and other payments.

Administrative expenses include recordkeeping fees, trustee fees, account maintenance fees, and annual loan fees. Participant loan origination fees are excluded from administrative expenses and are deducted from participants’ accounts.

Reclassifications

Certain amounts in the prior year have been reclassified to conform to the 2003 presentation.

3.	Investments

Plan participants have the following investment options: AIM Constellation Fund, A Shares, Templeton Developing Markets Trust – Class I Shares, Vanguard 500 Index Fund Investor Shares, Vanguard Extended Market Index Fund Investor Shares, Vanguard International Growth Fund, Vanguard LifeStrategy Conservative Growth Fund, Vanguard LifeStrategy Growth Fund, Vanguard LifeStrategy Income Fund, Vanguard LifeStrategy Moderate Growth Fund, Vanguard Prime Money Market Fund, Vanguard Total Bond Market Index Fund, Vanguard U.S. Growth Fund, Vanguard Wellington Fund Investor Shares, Vanguard Windsor II Fund Investor Shares, Vanguard Explorer Fund, Vanguard Small-Cap Index Fund Investor Shares, Vanguard Total International Stock Index Fund and Newmont Mining Stock Fund. All investments are participant directed.

Participants are able to allocate and reallocate account balances among these funds on a daily basis.

The fair value of individual investments that represented 5% or more of the Plan’s net assets as of December 31, were as follows:

	2003		2002
	Shares	Fair Value	Shares	Fair Value
Investment Funds:
AIM Constellation Fund, A Shares	497,781	$10,707,272	512,737	$8,526,817
Vanguard 500 Index Fund Investor Shares	349,931	$35,927,396	333,426	$27,057,525
Vanguard LifeStrategy Moderate Growth Fund	839,974	$13,951,961	800,822	$11,107,406
Vanguard Prime Money Market Fund	33,157,892	$33,157,892	33,116,448	$33,116,448
Newmont Mining Stock Fund	3,709,654	$48,856,142	3,938,964	$31,039,039

The reconciliation of net appreciation in fair value of the Plan’s net assets as of December 31, 2003, was as follows:

As of December 31, 2003
Net realized gain on sale of assets, common stock	$2,705,030
Net realized gain on sale of registered investment companies	981,021
Unrealized appreciation of assets, common stock	17,183,598
Unrealized appreciation of registered investment companies	17,561,798

Net appreciation in fair value of the Plan’s net assets	$38,431,447

4.	Tax Status of the Plan

The Plan received a favorable determination letter from the Internal Revenue Service as to the qualified status of the Plan on December 5, 2002. Although the Plan has been amended since receipt of the determination letter, the Plan remains a qualified plan and is not subject to tax. Accordingly, no provision for federal or state income taxes has been recorded.

5.	Related Party Transactions

Certain Plan investments are shares of collective trusts managed by Vanguard Fiduciary Trust Company (“VFTC”). VFTC acts as trustee for only those investments as defined in the Plan. Also, certain Plan assets are also invested in shares of Company stock. Transactions in such investments qualify as party-in-interest transactions that are exempt from prohibited transaction rules as defined by ERISA. Administrative fees paid by the Trust for Trustee services were $16,530 for the year ended December 31, 2003.

Plan-related expenses of $208,300 were paid by the Company for the year ended December 31, 2003.

6.	Subsequent Events

Effective June 1, 2004, if more than 50% of any participant’s account balance is invested in the Newmont Mining (NMC) Stock Fund and if the participant is directing any percentage of ongoing contributions to this fund, any new contributions that are directed to the NMC Stock Fund will be automatically redirected to the Vanguard Prime Money Market Fund. On March 1, 2005, if more than 50% of any participant’s account balance is invested in the NMC Stock Fund and if the participant is directing any percentage of their ongoing contributions to the NMC Stock Fund, the portion invested in the NMC Stock Fund that exceeds 50% will be automatically moved to the mix of funds that matches the participant’s ongoing contribution election. Ongoing contributions directed to the NMC Stock Fund will be automatically redirected to Vanguard Prime Money Market Fund.

On July 1, 2004, the Plan Administration Committee will replace two funds, Vanguard U.S. Growth Fund and AIM Constellation Fund-Class A with Vanguard PRIMECAP Fund and Vanguard Capital Opportunity Fund. The two replaced funds will be closed to new investments after 4 p.m. EDT on June 30, 2004. Existing balances may remain in these funds until March 1, 2005. On March 1, 2005, all remaining balances in Vanguard U.S. Growth Fund will automatically move to Vanguard PRIMECAP Fund and all remaining balances in AIM Constellation Fund-Class A will automatically move to Vanguard Capital Opportunity Fund.

Newmont

Newmont Retirement Savings Plan (Non-Union)

Schedule of Assets (Held at End of Year)

	Shares	Current Value Year Ended December 31, 2003
Investment Funds:
AIM Constellation Fund, A Shares	497,781	$10,707,272
Templeton Developing Markets Trust - Class I Shares	115,598	1,738,216
*Vanguard 500 Index Fund Investor Shares	349,931	35,927,396
*Vanguard Explorer Fund	22,894	1,502,307
*Vanguard Extended Market Index Fund Investor Shares	101,188	2,697,661
*Vanguard International Growth Fund	387,984	6,258,181
*Vanguard LifeStrategy Conservative Growth Fund	349,289	5,078,664
*Vanguard LifeStrategy Growth Fund	286,477	5,202,417
*Vanguard LifeStrategy Income Fund	213,050	2,812,258
*Vanguard LifeStrategy Moderate Growth Fund	839,974	13,951,961
*Vanguard Prime Money Market Fund	33,157,892	33,157,892
*Vanguard Small-Cap Index Fund Investor Shares	70,663	1,596,973
*Vanguard Total Bond Market Index Fund	823,234	8,487,544
*Vanguard Total International Stock Index Fund	23,732	252,504
*Vanguard U.S. Growth Fund	233,285	3,536,593
*Vanguard Wellington Fund Investor Shares	205,499	5,920,424
*Vanguard Windsor II Fund Investor Shares	182,974	4,846,969

		143,675,232

Employer Stock:
*Newmont Mining Stock Fund	3,709,654	48,856,142
Participant Loans (a):
Interest rates ranging from 5.0% to 10.5%		7,460,939

Total		$199,992,313

*	Represents a party-in-interest
(a)	The interest rate on loans are determined by the Trustee based on commercial lending rates at the date of the loan.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Newmont Retirement Savings Plan (Non-Union) (Name of Plan)

Date June 28, 2004	/s/ Robert J. Bush
Robert J. Bush
Administration Committee Member

EXHIBIT INDEX

Exhibit No.	Exhibit
23	Consent of PricewaterhouseCoopers LLP

99.2	Section 906 Certification